--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                             MSC ACQUISITIONS, INC.

                                DILLARD'S, INC.

                                   (Bidders)

                   COMMON STOCK, $.14 2/3 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   587533100
                     (CUSIP Number of Class of Securities)

                            PAUL J. SCHROEDER, ESQ.
                           VICE PRESIDENT, SECRETARY
                               & GENERAL COUNSEL
                                DILLARD'S, INC.
                               1600 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72201
                           TELEPHONE: (501) 376-5200
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                            ------------------------

Amount Previously Paid: $598,728
Form or Registration No.: Schedule 14d-1
Filing Party: Dillard's, Inc. and MCS Acquisitions, Inc.
Date Filed: June 4, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on May 21, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.14 2/3 par value per share (the "Shares"), of Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), at a purchase price of $80 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

    Items 10(b), (c) and (e) of the Schedule 14D-1 are hereby amended and supplemented as follows:

        On June 4, 1998, Parent issued a press release announcing the receipt of a request by the Federal Trade Commission for additional information in connection with the Parent's HSR Act filing and Parent's filing of a Change of Control Notice with the Office of the Comptroller of the Currency. The full text of the press release is set forth in Exhibit (a)(9) hereto and is incorporated herein by reference.

    Item 10(b) and (e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

        As a result of the Merger, Parent will indirectly acquire Mercantile Stores National Bank ("MSNB"), the Company's credit card bank. Under the Federal Change in Bank Control Act and the regulations promulgated thereunder by the Office of the Comptroller of the Currency (the "OCC"), certain transactions, such as the indirect acquisition of MSNB, require the filing of a notice with the OCC. As such, on June 3, 1998, Parent filed a Notice of Change in Control with the OCC with respect to MSNB. Such transactions may be consummated at the expiration of a statutory time period (generally 60 days but such period could be shortened or extended by the OCC). The parties expect to receive approval from the OCC and currently expect to receive such approval during the period in which the parties seek HSR Act clearance from the Federal Trade Commission.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented to add the following:

    (a)(9) Press Release issued by the Parent on June 4, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                DILLARD'S, INC.

                                By:  /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT
                                     AND CHIEF FINANCIAL OFFICER

                                MSC ACQUISITIONS, INC.

                                By:  /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                     Name: James I. Freeman
                                     Title: SENIOR VICE PRESIDENT AND
                                     CHIEF FINANCIAL OFFICER

Date: June 6, 1998

                                 EXHIBIT INDEX

 EXHIBIT                                                                                    PAGE
   NO.                                      DESCRIPTION                                      NO.
---------  -----------------------------------------------------------------------------  ---------
(a)(9)     Press Release issued by the Parent on June 4, 1998.